No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2026

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal year ended March 31, 2026.

Exhibit 2:

Notice Concerning Differences between Forecasts and Actual Consolidated Financial Results for the Fiscal Year Ended March 31, 2026

Exhibit 3:

Notice Concerning Changes in Executives and the Board of Directors Structure

Exhibit 4:

Announcement Regarding the Indefinite Suspension of its Plan to Establish Comprehensive Electric Vehicle Value Chain in Ontario, Canada

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 14, 2026

Consolidated Financial Results for the Fiscal Year Ended March 31, 2026 (IFRS)

May 14, 2026

Company name	: Honda Motor Co., Ltd.
Listing	: Tokyo Stock Exchange
Securities code	: 7267
URL	: https://global.honda/en/investors/
Representative	: Toshihiro Mibe, Director, President and Representative Executive Officer
Inquiries	: Sumihiro Takahashi, Head of Accounting and Finance Unit Tel. +81-3-3423-1111
Scheduled date of annual general meeting of shareholders	: To be determined
Scheduled date to commence dividend payments	: June 9, 2026
Scheduled date to file annual securities report	: To be determined
Supplemental materials prepared for consolidated financial results	: Yes
Holdings of financial results meeting	: Yes

(Amounts are rounded to the nearest million yen)

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2026 (from April 1, 2025 to March 31, 2026)

(1) Consolidated operating results	(% of change from the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the year		Profit for the year attributable to owners of the parent		Comprehensive income for the year
Fiscal year ended	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%
March 31, 2026	21,796,610	0.5	-414,346	—	-403,300	—	-353,023	—	-423,941	—	539,347	-29.6
March 31, 2025	21,688,767	6.2	1,213,486	-12.2	1,317,640	-19.8	903,034	-23.6	835,837	-24.5	766,276	-63.1

	Earnings per share attributable to owners of the parent - Basic	Earnings per share attributable to owners of the parent - Diluted	Return on equity attributable to owners of the parent	Ratio of profit before income taxes to total assets	Ratio of operating profit to sales revenue
Fiscal year ended	Yen	Yen	%	%	%
March 31, 2026	-106.06	-106.06	-3.5	-1.3	-1.9
March 31, 2025	178.93	178.93	6.7	4.4	5.6

Reference: Share of profit (loss) of investments accounted for using the equity method

 Fiscal year ended March 31, 2026: JPY -162,080 million    Fiscal year ended March 31, 2025: JPY 982 million

Explanatory notes:

 Basic and diluted earnings per share are calculated based on the profit for the year attributable to owners of the parent.

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to owners of the parent	Ratio of equity attributable to owners of the parent to total assets	Equity per share attributable to owners of the parent
As of	Yen (millions)	Yen (millions)	Yen (millions)	%	Yen
March 31, 2026	33,509,285	12,148,072	11,817,512	35.3	3,035.91
March 31, 2025	30,775,867	12,627,822	12,326,529	40.1	2,835.96

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of year
Fiscal year ended	Yen (millions)	Yen (millions)	Yen (millions)	Yen (millions)
March 31, 2026	1,135,261	-852,166	-36,917	5,118,477
March 31, 2025	292,152	-941,966	280,477	4,528,795

2. Dividends

	Annual dividends per share					Total amount of dividends	Payout ratio (Consolidated)	Ratio of dividends on equity attributable to owners of the parent
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen	Yen (millions)	%	%
Fiscal year ended March 31, 2025	—	34.00	—	34.00	68.00	307,347	38.0	2.5
Fiscal year ended March 31, 2026	—	35.00	—	35.00	70.00	272,860	—	2.4
Fiscal year ending March 31, 2027 (forecast)	—	35.00	—	35.00	70.00		104.8

3. Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2027 (from April 1, 2026 to March 31, 2027)

(% of change from the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the year		Profit for the year attributable to owners of the parent		Earnings per share attributable to owners of the parent
	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen
Full-year	23,150,000	6.2	500,000	—	500,000	—	335,000	—	260,000	—	66.79

*Explanatory notes

(1) Significant changes in the scope of consolidation during the period: None

Newly included:	- companies	(Company name: -)

Excluded:	- companies	(Company name: -)

(2) Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS	:	None
(ii)	Changes in accounting policies due to other reason	:	None
(iii)	Changes in accounting estimates	:	None

(3) Number of issued shares (common shares)

(i)	Number of issued shares at the end of the period (including treasury stock)

As of March 31, 2026	4,533,000,000 shares
As of March 31, 2025	5,280,000,000 shares

(ii)	Number of treasury stock at the end of the period

As of March 31, 2026	640,419,559 shares
As of March 31, 2025	933,490,429 shares

(iii)	Average number of shares outstanding during the period

Fiscal year ended March 31, 2026	3,997,276,887 shares
Fiscal year ended March 31, 2025	4,671,383,489 shares

[Reference] Overview of non-consolidated financial results

1. Non-consolidated operating results for the year ended March 31, 2026 (from April 1, 2025 to March 31, 2026)

(1) Non-consolidated operating results	(% of change from the previous fiscal year)

	Net sales		Operating profit		Ordinary profit		Profit for the year
Fiscal year ended	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%
March 31, 2026	4,406,974	-4.1	-160,848	—	529,933	-48.3	-194,827	—
March 31, 2025	4,596,209	1.1	-12,992	—	1,025,746	19.4	930,050	34.3

	Basic earnings per share		Diluted earnings per share
Fiscal year ended	Yen		Yen
March 31, 2026	-48.74		—
March 31, 2025	199.10		—

(2) Non-consolidated financial position
	Total assets		Net assets		Equity-to-asset ratio		Net assets per share
As of	Yen (millions)		Yen (millions)		%		Yen
March 31, 2026	4,446,052		1,896,051		42.6		487.09
March 31, 2025	4,501,503		3,033,806		67.4		697.99

Reference: Equity

As of March 31, 2026: JPY 1,896,051 million   As of March 31, 2025: JPY 3,033,806 million

Explanatory notes:

For non-consolidated operating results, amounts in the millions of yen are rounded down to the nearest million yen.

*	Financial results reports are exempt from audit conducted by certified public accountants or an audit firm.

*	Proper use of earning forecasts, and other special matters

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

For the assumptions of forecasts, please refer to page 3 [2] Forecasts for the Fiscal Year Ending March 31, 2027.

Honda’s American Depositary Shares are listed and traded on the New York Stock Exchange. One American Depositary Share represents three common shares.

This document, Form 6-K (to be submitted to the U.S. Securities and Exchange Commission), is submitted to Tokyo Stock Exchange as English translation of the Japanese original. Therefore, there are some discrepancies between this translated document and the Japanese original.

For supplemental materials prepared for consolidated financial results and other information, please refer to Honda’s Investor Relations website (URL https://global.honda/en/investors/).

Consolidated Financial Results for the Fiscal Year Ended March 31, 2026

1. Overview of Consolidated Financial Results

[1] Overview of Consolidated Operating Results and Consolidated Financial Position

Consolidated Operating Results

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2026 increased by 0.5%, to JPY 21,796.6 billion from the fiscal year ended March 31, 2025, due mainly to increased sales revenue in Motorcycle business, which was partially offset by decreased sales revenue in Automobile business as well as negative foreign currency translation effects. Operating loss was JPY 414.3 billion, a decrease of JPY 1,627.8 billion from the previous fiscal year, due mainly to the impact of EV (electric vehicle)-related losses as well as tariff impacts, which was partially offset by increased profit attributable to price and cost impacts. Loss before income taxes was JPY 403.3 billion, a decrease of JPY 1,720.9 billion from the previous fiscal year, due mainly to the impact of EV-related losses. Loss for the year attributable to owners of the parent was JPY 423.9 billion, a decrease of JPY 1,259.7 billion from the previous fiscal year. For the impact of EV-related losses, please refer to 3. Consolidated Financial Statements and Notes to Consolidated Financial Statements [6] Notes to Consolidated Financial Statements [B] Segment Information.

Consolidated Financial Position

Total assets as of March 31, 2026 increased by JPY 2,733.4 billion, to JPY 33,509.2 billion from March 31, 2025 due mainly to increased equipment on operating leases as well as positive foreign currency translation effects. Total liabilities increased by JPY 3,213.1 billion, to JPY 21,361.2 billion from March 31, 2025 due mainly to increased financing liabilities as well as positive foreign currency translation effects. Total equity decreased by JPY 479.7 billion, to JPY 12,148.0 billion from March 31, 2025 due mainly to a decrease attributable to acquisition of the company’s own shares as well as a decrease in retained earnings attributable to loss for the year, which was partially offset by positive foreign currency translation effects.

Consolidated Cash Flows

Consolidated cash and cash equivalents on March 31, 2026 increased by JPY 589.6 billion from March 31, 2025, to JPY 5,118.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to JPY 1,135.2 billion of cash inflows. Cash inflows from operating activities increased by JPY 843.1 billion compared with the previous fiscal year, due mainly to a decrease in payments for parts and raw materials as well as an increase in collections of receivables from financial services.

Net cash used in investing activities amounted to JPY 852.1 billion of cash outflows. Cash outflows from investing activities decreased by JPY 89.8 billion compared with the previous fiscal year, due mainly to a decrease in payments for acquisitions of investments accounted for using the equity method.

Net cash used in financing activities amounted to JPY 36.9 billion of cash outflows. Cash outflows from financing activities increased by JPY 317.3 billion compared with the previous fiscal year, due mainly to a decrease in proceeds from financing liabilities, which was partially offset by decreased repayments of financing liabilities.

[2] Forecasts for the Fiscal Year Ending March 31, 2027

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2027, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2027	Yen (billions)	Changes from FYE Mar. 31, 2026
Sales revenue	23,150.0	6.2%
Operating profit	500.0	—
Profit before income taxes	500.0	—
Profit for the year	335.0	—
Profit for the year attributable to owners of the parent	260.0	—

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 145 for the full year ending March 31, 2027.

The reasons for the increases or decreases in the forecasts of the operating profit for the fiscal year ending March 31, 2027 from the previous year are as follows.

Yen (billions)
Sales impacts	+ 266.7
Price and cost impacts	- 313.0
Expenses	- 8.0
R&D expenses	+ 10.0
Currency effect	- 142.0
Tariff impact	+ 147.0
EV-related losses for the fiscal year ended March 31, 2026	+ 1,453.6
EV-related losses for the fiscal year ending March 31, 2027	- 500.0

Operating profit compared with the fiscal year ended March 31, 2026	+ 914.3

For more details of EV-related losses, please refer to 3. Consolidated Financial Statements and Notes to Consolidated Financial Statements [6] Notes to Consolidated Financial Statements [B] Segment Information.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

2. Basic Rationale for Selection of Accounting Standards

The Company adopted IFRS for the Company’s consolidated financial statements from the fiscal year ended March 31, 2015 which have been included in the annual securities report (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission), aiming at improving comparability of financial information across international capital markets as well as standardization of financial information and enhancing efficiency of financial reporting of the Company and its consolidated subsidiaries.

3. Consolidated Financial Statements and Notes to Consolidated Financial Statements

[1] Consolidated Statements of Financial Position

March 31, 2025 and 2026

	Yen (millions)
	Mar. 31, 2025	Mar. 31, 2026
Assets
Current assets:
Cash and cash equivalents	4,528,795	5,066,828
Trade receivables	1,160,847	1,270,476
Receivables from financial services	2,755,800	3,057,235
Other financial assets	208,478	296,974
Inventories	2,470,590	2,531,166
Other current assets	563,252	852,073

Total current assets	11,687,762	13,074,752

Non-current assets:
Investments accounted for using the equity method	1,242,614	1,128,118
Receivables from financial services	6,172,817	6,836,261
Other financial assets	873,459	1,211,519
Equipment on operating leases	5,748,187	6,433,793
Property, plant and equipment	3,209,921	3,196,382
Intangible assets	1,126,019	784,760
Deferred tax assets	143,499	301,011
Other non-current assets	571,589	542,689

Total non-current assets	19,088,105	20,434,533

Total assets	30,775,867	33,509,285

Liabilities and Equity
Current liabilities:
Trade payables	1,663,487	1,781,598
Financing liabilities	4,497,747	5,004,712
Accrued expenses	728,935	996,653
Other financial liabilities	276,861	264,598
Income taxes payable	108,562	109,036
Provisions	388,441	948,252
Other current liabilities	951,124	1,099,631

Total current liabilities	8,615,157	10,204,480

Non-current liabilities:
Financing liabilities	6,953,520	8,475,151
Other financial liabilities	301,439	316,498
Retirement benefit liabilities	288,472	309,885
Provisions	667,274	735,224
Deferred tax liabilities	718,084	677,391
Other non-current liabilities	604,099	642,584

Total non-current liabilities	9,532,888	11,156,733

Total liabilities	18,148,045	21,361,213

Equity:
Common stock	86,067	86,067
Capital surplus	205,299	204,894
Treasury stock	(1,272,845)	(896,927)
Retained earnings	11,122,187	9,375,989
Other components of equity	2,185,821	3,047,489

Equity attributable to owners of the parent	12,326,529	11,817,512
Non-controlling interests	301,293	330,560

Total equity	12,627,822	12,148,072

Total liabilities and equity	30,775,867	33,509,285

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the years ended March 31, 2025 and 2026

	Yen (millions)
	Year ended Mar. 31, 2025	Year ended Mar. 31, 2026
Sales revenue	21,688,767	21,796,610
Operating costs and expenses:
Cost of sales	(17,024,788)	(18,193,428)
Selling, general and administrative	(2,351,011)	(2,476,882)
Research and development	(1,099,482)	(1,540,646)

Total operating costs and expenses	(20,475,281)	(22,210,956)

Operating profit (loss)	1,213,486	(414,346)

Share of profit (loss) of investments accounted for using the equity method	982	(162,080)
Finance income and finance costs:
Interest income	191,131	179,466
Interest expense	(54,907)	(83,562)
Other, net	(33,052)	77,222

Total finance income and finance costs	103,172	173,126

Profit (loss) before income taxes	1,317,640	(403,300)
Income tax expense	(414,606)	50,277

Profit (loss) for the year	903,034	(353,023)

Profit (loss) for the year attributable to:
Owners of the parent	835,837	(423,941)
Non-controlling interests	67,197	70,918

	Yen
Earnings (loss) per share attributable to owners of the parent
Basic and diluted	178.93	(106.06)

Consolidated Statements of Comprehensive Income

For the years ended March 31, 2025 and 2026

	Yen (millions)
	Year ended Mar. 31, 2025	Year ended Mar. 31, 2026
Profit (loss) for the year	903,034	(353,023)
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	26,727	(15,046)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(13,477)	131,114
Share of other comprehensive income of investments accounted for using the equity method	(6,499)	3,480
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	415	(71)
Exchange differences on translating foreign operations	(162,325)	701,925
Cash flow hedges	—	11,021
Share of other comprehensive income of investments accounted for using the equity method	18,401	59,947

Total other comprehensive income, net of tax	(136,758)	892,370

Comprehensive income for the year	766,276	539,347

Comprehensive income for the year attributable to:
Owners of the parent	699,150	445,315
Non-controlling interests	67,126	94,032

[3] Consolidated Statements of Changes in Equity

For the years ended March 31, 2025 and 2026

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2024	86,067	205,073	(550,808)	10,644,213	2,312,450	12,696,995	308,877	13,005,872

Comprehensive income for the year
Profit for the year				835,837		835,837	67,197	903,034
Other comprehensive income, net of tax					(136,687)	(136,687)	(71)	(136,758)

Total comprehensive income for the year				835,837	(136,687)	699,150	67,126	766,276
Reclassification to retained earnings				(10,058)	10,058	—		—
Transactions with owners and other
Dividends paid				(347,805)		(347,805)	(78,692)	(426,497)
Purchases of treasury stock			(722,365)			(722,365)		(722,365)
Disposal of treasury stock			328			328		328
Share-based payment transactions		226				226		226
Equity transactions and others							3,982	3,982

Total transactions with owners and other		226	(722,037)	(347,805)		(1,069,616)	(74,710)	(1,144,326)

Balance as of March 31, 2025	86,067	205,299	(1,272,845)	11,122,187	2,185,821	12,326,529	301,293	12,627,822

Comprehensive income for the year
Profit (loss) for the year				(423,941)		(423,941)	70,918	(353,023)
Other comprehensive income, net of tax					869,256	869,256	23,114	892,370

Total comprehensive income for the year				(423,941)	869,256	445,315	94,032	539,347
Reclassification to retained earnings				7,588	(7,588)	—		—
Transactions with owners and other
Dividends paid				(284,390)		(284,390)	(64,765)	(349,155)
Purchases of treasury stock			(670,933)			(670,933)		(670,933)
Disposal of treasury stock			663			663		663
Cancellation of treasury stock			1,046,188	(1,046,188)		—		—
Share-based payment transactions		(405)				(405)		(405)

Total transactions with owners and other		(405)	375,918	(1,330,578)		(955,065)	(64,765)	(1,019,830)

Other changes				733		733		733

Balance as of March 31, 2026	86,067	204,894	(896,927)	9,375,989	3,047,489	11,817,512	330,560	12,148,072

[4] Consolidated Statements of Cash Flows

For the years ended March 31, 2025 and 2026

	Yen (millions)
	Year ended Mar. 31, 2025	Year ended Mar. 31, 2026
Cash flows from operating activities:
Profit (loss) before income taxes	1,317,640	(403,300)
Depreciation, amortization and impairment losses excluding equipment on operating leases	742,863	1,303,263
Loss (gain) on disposal of property, plant and equipment and intangible assets	22,079	335,897
Share of (profit) loss of investments accounted for using the equity method	(982)	162,080
Finance income and finance costs, net	(169,976)	(61,735)
Interest income and interest costs from financial services, net	(171,854)	(191,268)
Changes in assets and liabilities
Trade receivables	69,199	(56,262)
Inventories	(79,464)	81,624
Trade payables	112,635	29,534
Accrued expenses	72,803	87,069
Provisions and retirement benefit liabilities	128,447	525,725
Receivables from financial services	(904,344)	(246,923)
Equipment on operating leases	(690,110)	(365,571)
Other assets and liabilities	(58,502)	(21,550)
Other, net	(14)	(15,357)
Dividends received	126,343	90,083
Interest received	737,648	790,595
Interest paid	(439,081)	(495,270)
Income taxes paid, net of refunds	(523,178)	(413,373)

Net cash provided by operating activities	292,152	1,135,261
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(510,803)	(612,065)
Payments for additions to and internally developed intangible assets	(336,632)	(285,480)
Proceeds from sales of property, plant and equipment and intangible assets	12,258	31,952
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of	—	3,596
Payments for acquisitions of investments accounted for using the equity method	(157,013)	(74,800)
Proceeds from sales of investments accounted for using the equity method	21,486	29,708
Payments for acquisitions of other financial assets	(419,222)	(242,033)
Proceeds from sales and redemptions of other financial assets	447,960	296,956

Net cash used in investing activities	(941,966)	(852,166)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	8,988,964	7,542,779
Repayments of short-term financing liabilities	(8,648,271)	(8,228,184)
Proceeds from long-term financing liabilities	3,809,432	4,585,687
Repayments of long-term financing liabilities	(2,658,526)	(2,824,118)
Dividends paid to owners of the parent	(347,805)	(284,390)
Dividends paid to non-controlling interests	(67,186)	(78,199)
Purchases and sales of treasury stock, net	(722,037)	(670,270)
Repayments of lease liabilities	(78,137)	(80,222)
Other, net	4,043	—

Net cash provided by (used in) financing activities	280,477	(36,917)
Effect of exchange rate changes on cash and cash equivalents	(56,433)	343,504

Net change in cash and cash equivalents	(425,770)	589,682
Cash and cash equivalents at beginning of year	4,954,565	4,528,795

Cash and cash equivalents at end of year	4,528,795	5,118,477

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Changes in Presentation

Consolidated statements of cash flows

For the year ended March 31, 2025, loss (gain) on disposal of property, plant and equipment and intangible assets was included in “Other, net” within cash flows from operating activities. Considering the increase in quantitative materiality of this item, this has been presented as a separate line item from the year ended March 31, 2026. To reflect this change in presentation, the consolidated statements of cash flows for the year ended March 31, 2025 has been reclassified accordingly. As a result of this reclassification, JPY 22,065 million previously presented as “Other, net” within cash flows from operating activities for the year ended March 31, 2025 has been presented separately into JPY 22,079 million of “Loss (gain) on disposal of property, plant and equipment and intangible assets” and JPY -14 million of “Other, net” within cash flows from operating activities.

[B] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the year ended March 31, 2025

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	3,626,603	14,169,240	3,507,766	385,158	21,688,767	—	21,688,767
Intersegment	—	298,616	4,457	29,452	332,525	(332,525)	—

Total	3,626,603	14,467,856	3,512,223	414,610	22,021,292	(332,525)	21,688,767

Segment profit (loss)	663,443	243,853	315,634	(9,444)	1,213,486	—	1,213,486

Segment assets	2,248,809	11,874,764	15,713,348	576,347	30,413,268	362,599	30,775,867
Depreciation and amortization	72,443	642,506	881,500	16,356	1,612,805	—	1,612,805
Capital expenditures	94,688	797,831	3,125,821	18,468	4,036,808	—	4,036,808

As of and for the year ended March 31, 2026

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	4,018,837	13,863,362	3,529,484	384,927	21,796,610	—	21,796,610
Intersegment	—	303,548	3,259	35,449	342,256	(342,256)	—

Total	4,018,837	14,166,910	3,532,743	420,376	22,138,866	(342,256)	21,796,610

Segment profit (loss)	731,926	(1,411,140)	275,532	(10,664)	(414,346)	—	(414,346)

Segment assets	2,713,735	12,484,767	17,282,581	593,582	33,074,665	434,620	33,509,285
Depreciation and amortization	74,343	601,267	958,880	16,055	1,650,545	—	1,650,545
Capital expenditures	135,989	879,031	2,766,150	23,539	3,804,709	—	3,804,709

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2025 and 2026 amounted to JPY 979,954 million and JPY 976,245 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

Impact on Automobile business due to changes in the EV market environment

The Company has been promoting initiatives toward electrification of its automobile business with the aim of achieving carbon neutrality for all products and corporate activities Honda is involved in by 2050. However, the business environment surrounding the Company has been changing rapidly, and the outlook remains uncertain. In the United States, the expansion of the EV market has slowed due to revisions to EV incentives and the easing of fossil fuel regulations, resulting in impacts such as a decrease in EV sales volume and an increase in sales incentives. Given the changes in the market environment, as part of the revision of its product launch plans, the Company decided during the year ended March 31, 2026 to cancel the launch and development of a certain EV model, and to discontinue production or reduce production volume for EV models jointly developed under a certain alliance agreement. Furthermore, on March 12, 2026, the Company reassessed its automobile electrification strategy and made additional decisions, including the cancellation of development and market launch of certain EV models that had been planned for production in North America. In addition, for certain EV models jointly developed with our joint venture and scheduled to be manufactured by the Company’s subsidiary in North America, the joint venture decided to cancel their development and market launch. In China, while the EV market continues to grow, competition has intensified due to the rapid emergence of new EV manufacturers. Under such a challenging and competitive environment, the Company has also revised its product launch plans for certain EV models.

As a result, for the year ended March 31, 2026, the Company and its certain consolidated subsidiaries recognized losses and expenses of JPY 1,047,918 million in cost of sales, JPY 7,889 million in selling, general and administrative expenses, JPY 397,870 million in research and development expenses, and JPY 124,128 million in share of profit (loss) of investments accounted for using the equity method in the consolidated statements of income. These losses and expenses are included in Automobile business. The breakdown of these losses and expenses is as follows.

Impairment losses and losses on disposal of non-financial assets

Impairment losses (JPY 521,377 million) and losses on disposal (JPY 331,426 million) of non-financial assets mainly consist of the following items and are recorded in cost of sales of JPY 454,933 million and research and development expenses of JPY 397,870 million in the consolidated statements of income for the year ended March 31, 2026.

- Impairment losses (JPY 521,377 million): Impairment losses mainly on property, plant and equipment and other non-current assets (including manufacturing equipment) related to EV models in North America for which the Company decided to discontinue production or cancel development and market launch, as well as impairment losses on intangible assets (capitalized development costs) related to EV models discontinued in North America and certain EV models in China. The recoverable amount of these non-financial assets is measured at fair value less costs of disposal; however, as the assets cannot be practically sold or repurposed, the Company assessed the fair value less costs of disposal as zero. A Level 3 fair value hierarchy is assigned since observable inputs are not available.

- Losses on disposal (JPY 331,426 million): Losses resulting from derecognition of intangible assets (capitalized development costs) related to EV models in North America for which development was canceled prior to market launch.

For certain EV models in North America for which development and market launch were canceled, the Company’s subsidiary in North America is entitled to reimbursement from the joint venture for the expenditures incurred due to the cancellation. The reimbursement has been recognized as other receivables, which is presented within trade receivables in the consolidated statements of financial position and is included in cost of sales in the consolidated statements of income. In addition, the reimbursement costs recognized by the joint venture are included in the share of profit (loss) of investments accounted for using the equity method.

Share of profit (loss) of investments accounted for using the equity method

Share of profit (loss) of investments accounted for using the equity method (JPY 124,128 million) includes, in addition to the reimbursement costs recognized by the joint venture described above, impairment losses of JPY 90,882 million on investments accounted for using the equity method related to certain joint ventures in China.

Provisions for EV-related losses

Provisions for EV-related losses include provisions recognized due to changes in the EV market environment and the reassessment of the automobile electrification strategy. Additional provisions (JPY 667,366 million) mainly consist of the following items:

- Additional provisions of JPY 106,296 million were recognized for an onerous contract under the alliance agreement, primarily due to a shift in the United States government policy, including the imposition of tariffs, the elimination of tax incentives for EV purchases, and the easing of emissions regulations, as well as a reduction in production volume, which resulted in decreased economic benefits and increased costs.

- Additional provisions of JPY 561,070 million were recognized for losses or expenses arising from contracts entered into with other parties in relation to EV models, including compensation related to alliance agreements and contracts for parts supply and procurement.

For information on subsequent event related to the reassessment of the automobile electrification strategy, see [E] Subsequent Event.

[C] Cash and Cash Equivalents

The reconciliation of the amount of cash and cash equivalents between consolidated statements of financial position and consolidated statements of cash flows is as follows.

Yen (millions)
As of March 31, 2026
Cash and cash equivalents in the consolidated statements of financial position	5,066,828
Cash and cash equivalents included in assets held for sale	51,649

Cash and cash equivalents in the consolidated statements of cash flows	5,118,477

Assets held for sale as of March 31, 2026 are presented in other current assets in the consolidated statements of financial position.

[D] Information about per common share

Equity per share attributable to owners of the parent as of March 31, 2025 and 2026 are calculated based on the following information.

	2025	2026
Equity attributable to owners of the parent (millions of yen)	12,326,529	11,817,512
The number of shares outstanding at the end of the year (excluding treasury stock) (shares)	4,346,509,571	3,892,580,441
Equity per share attributable to owners of the parent (yen)	2,835.96	3,035.91

Earnings (loss) per share attributable to owners of the parent for the years ended March 31, 2025 and 2026 are calculated based on the following information. There were no significant potentially dilutive common shares outstanding for the years ended March 31, 2025 and 2026.

	2025	2026
Profit (loss) for the year attributable to owners of the parent (millions of yen)	835,837	(423,941)
Weighted average number of common shares outstanding, basic (shares)	4,671,383,489	3,997,276,887
Basic earnings (loss) per share attributable to owners of the parent (yen)	178.93	(106.06)

[E] Subsequent Event

Subsequent event related to the reassessment of the automobile electrification strategy

The Company and its consolidated subsidiaries had historically entered into contracts with suppliers for the procurement of parts. During the year ended March 31, 2026, the Company decided to cancel the development and market launch of EV models that were planned for production in North America. For details of the decision, see [B] Segment Information. Accordingly, in the following fiscal year, the Company and its consolidated subsidiaries initiated an assessment to identify the impact of such decision on the suppliers. Additional payments to suppliers may arise in the future as a result of this assessment and related negotiations with them. However, as the assessment is ongoing, the Company and its consolidated subsidiaries cannot estimate the financial effects of such expenditures on the consolidated financial position or results of operations. As of March 31, 2026, a provision was not recognized as the response to the cancellation of model development requires discussions with suppliers and the amount of the obligation cannot be measured with sufficient reliability.

[F] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[Translation]

May 14, 2026

To Whom It May Concern:

Company Name:	Honda Motor Co., Ltd.
Representative:	Toshihiro Mibe
Director, President and Representative Executive Officer
(Securities Code: 7267 Prime Market, TSE)
Contact Person:	Sumihiro Takahashi
Head of Accounting and Finance Unit
(TEL: +81-3-3423-1111)

Notice Concerning Differences between Forecasts and Actual Consolidated Financial Results for the Fiscal Year Ended March 31, 2026

Honda Motor Co., Ltd. (the “Company”) announces the differences between the forecasts announced on March 12, 2026, and the actual consolidated financial results for the fiscal year ended March 31, 2026, as follows. Consolidated financial results for the fiscal year ended March 31, 2026, were near the upper end of the forecast range.

Particulars

Differences between Forecasts and Actual Financial Results for the fiscal year ended March 31, 2026

	Sales revenue	Operating profit	Profit before income taxes	Profit for the year	Profit for the year attributable to owners of the parent	Basic earnings per share attributable to owners of the parent
	(Million Yen)	(Million Yen)	(Million Yen)	(Million Yen)	(Million Yen)	(Yen)
Forecast previously announced (A)	21,100,000	-570,000 ~ -270,000	-650,000 ~ -310,000	-630,000 ~ -360,000	-690,000 ~ -420,000	-172.62 ~ -105.07

Results of the fiscal year ended March 31, 2026 (B)	21,796,610	-414,346	-403,300	-353,023	-423,941	-106.06

Change (B-A)	696,610	155,654 ~ -144,346	246,700 ~ -93,300	276,977 ~ 6,977	266,059 ~ -3,941

Percentage change (%)	3.3	—	—	—	—	—

(Reference) Results of the fiscal year ended March 31, 2025	21,688,767	1,213,486	1,317,640	903,034	835,837	178.93

Reason for Differences

Operating profit for the year ended March 31, 2026, was near the upper end of the forecast range, which was announced on March 12, 2026, despite EV-related losses, reflecting higher consolidated unit sales in the Automobile and Motorcycle businesses, as well as positive foreign currency effects.

In addition to the aforementioned effect, profit before income taxes, profit for the year, and profit for the year attributable to owners of the parent were affected by gains or losses on foreign exchange included in finance income and finance costs.

*	Basic earnings per share attributable to owners of the parent is calculated based on profit for the year attributable to owners of the parent.

- End -

[Translation]

May 14, 2026

To Whom It May Concern:

Company Name:	Honda Motor Co., Ltd
Representative:	Toshihiro Mibe
Director, President and Representative Executive Officer
(Securities Code: 7267 Prime Market, TSE)
Contact Person:	Sumihiro Takahashi
Head of Accounting and Finance Unit
(TEL: +81-3-3423-1111)

Notice Concerning Changes in Executives and the Board of Directors Structure

Honda Motor Co., Ltd. (the “Company”) hereby announces that, although the Company disclosed the candidates for Directors to be proposed at the Ordinary General Meeting of Shareholders scheduled for June 2026 in the “Notice Concerning Changes in Executive Officers and Directors” dated February 10, 2026, the Nominating Committee held today has resolved to make changes to the list of candidates.

In addition, the Company’s Board of Directors today decided on a personnel change in Executive Officers effective as of June 1, 2026, and separate personnel changes effective as of the date of the Ordinary General Meeting of Shareholders of the Company scheduled to be held in June 2026, and also resolved to changes to the structure of the Board of Directors.

The personnel changes in Directors to become effective as of the date of the Ordinary General Meeting of Shareholders scheduled to be held in June 2026 shall be formally determined at that Ordinary General Meeting of Shareholders.

Particulars

1. Planned Personnel Changes in Directors

<As of the date of the Ordinary General Meeting of Shareholders to be held in June 2026>

Candidate for Director to be newly appointed

Name	Current Title	New Title
Mahito Shikama	Managing Officer, Honda R&D Co., Ltd.	Director, Executive Officer Honda Motor Co., Ltd.

Mahito Shikama is scheduled to be promoted from Managing Officer of Honda R&D Co., Ltd. to Executive Officer of Honda Motor Co., Ltd. effective June 1, 2026.

Accordingly, the list of candidates for new Director positions previously announced on February 10, 2026, has changed.

2. Planned Personnel Changes in Executive Officers

<As of June 1, 2026>

Executive Officer to be newly appointed

Name	Current Title	New Title
Mahito Shikama	Managing Officer, Honda R&D Co., Ltd.	Executive Officer Honda Motor Co., Ltd.

<As of the date of the Ordinary General Meeting of Shareholders to be held in June 2026>

Executive Officer to retire

Name	Current Title	New Title
Manabu Ozawa	Managing Executive Officer	(retire)

3. Changes in the Board of Directors Structure

To ensure the steady execution of each business strategy and enable bold and transparent decision-making, the Company will reassess its corporate governance structure. Specifically, in addition to revising the composition of the Board of Directors to ensure a majority of the board members are outside directors, the Company will revise the composition of each committee and enhance the overall governance and operational framework of the Board.

<As of the date of the Ordinary General Meeting of Shareholders to be held in June 2026>

Change in the Composition of the Nomination and Compensation Committees and Change of the Chairperson of the Board of Directors

The Nomination and Compensation Committees will be composed entirely of outside directors to further enhance the transparency of the decision-making process. In addition, by appointing an outside director as the Chair of the Board of Directors, the Company aims to further improve the effectiveness of the Board.

<For Reference: Members of each Committee>

	Nominating Committee	Audit Committee	Compensation Committee
Chairperson	Fumiya Kokubu (Outside Director)	Yoichiro Ogawa (Outside Director)	Kazuhiro Higashi (Outside Director)
Members	Kunihiko Sakai (Outside Director)	Asako Suzuki (Director)	Fumiya Kokubu (Outside Director)
	Kazuhiro Higashi (Outside Director)	Jiro Morisawa (Director)	Yoichiro Ogawa (Outside Director)
	Mika Agatsuma (Outside Director)	Kunihiko Sakai (Outside Director)	Mika Agatsuma (Outside Director)
Ryoko Nagata (Outside Director)

<For Reference: Directors and Officers>

Compositions of Directors and Officers as of June 1, 2026 and as of the date of the Ordinary General Meeting of Shareholders to be held in June 2026

Name	As of June 1, 2026	As of the date of the Ordinary General Meeting of Shareholders
Toshihiro Mibe	Director, President and Representative Executive Officer (†)	Director, President and Representative Executive Officer
Noriya Kaihara	Director, Executive Vice President and Representative Executive Officer	Director, Executive Vice President and Representative Executive Officer
Eiji Fujimura	Director, Senior Managing Executive Officer	Senior Managing Executive Officer
Katsushi Inoue	Director	-
Asako Suzuki	Director	Director
Jiro Morisawa	Director	Director
Kunihiko Sakai	Director*	Director*
Fumiya Kokubu	Director*	Director*(†)
Yoichiro Ogawa	Director*	Director*
Kazuhiro Higashi	Director*	Director*
Ryoko Nagata	Director*	Director*
Mika Agatsuma	Director*	Director*
Masayuki Igarashi	Managing Executive Officer	Managing Executive Officer
Kensuke Oe	Managing Executive Officer	Managing Executive Officer
Manabu Ozawa	Managing Executive Officer	-
Hironao Ito	Managing Executive Officer	Managing Executive Officer
Ayumu Matsuo	Managing Executive Officer	Managing Executive Officer
Kazuhiro Takizawa	Managing Executive Officer	Managing Executive Officer
Minoru Kato	Managing Executive Officer	Managing Executive Officer
Takashi Onuma	Executive Officer	Executive Officer
Daiki Mihara	Executive Officer	Executive Officer
Toshihiro Akiwa	Executive Officer	Executive Officer
Ikuo Takeishi	Executive Officer	Executive Officer
Masao Kawaguchi	Executive Officer	Executive Officer
Takashi Imai	Executive Officer	Executive Officer
Mahito Shikama	Executive Officer	Director, Executive Officer

(†)	Chairperson of the Board of Directors
*	Outside Directors

Resume of Candidate for Director to be newly appointed

As of May 14, 2025

Mahito SHIKAMA

Date of Birth: August 8, 1977 (48 years old)

Professional Experience:

April	2002	Joined Honda Motor Co., Ltd.

April	2022	General Manager, Advanced Safety and Intelligent Solution Development Division, Software Defined Mobility Development Supervisory Unit,Business Development Operations, Honda Motor Co., Ltd.

April	2023	Operating Executive Head, Software Defined Mobility Development Unit, BEV Development Center, Electrification Business Development Operations, Honda Motor Co., Ltd.

April	2026	Managing Officer, Chief Operating Officer of SDV R&D Center, Honda R&D Co., Ltd.,

Number of shares held : 1,500 shares

*	Current responsibilities in boldface

[Translation]

May 14, 2026

To Whom It May Concern:

Company Name:	Honda Motor Co., Ltd.
Representative:	Toshihiro Mibe
Director, President and Representative Executive Officer
(Securities Code: 7267 Prime Market, TSE)
Contact Person:	Sumihiro Takahashi
Head of Accounting and Finance Unit
(TEL: +81-3-3423-1111)

Announcement Regarding the Indefinite Suspension of its Plan to Establish Comprehensive Electric Vehicle Value Chain in Ontario, Canada

Honda Motors Co., Ltd. (“Honda”) today announced that Honda has decided to indefinitely suspend its plan to build a comprehensive EV value chain in Canada to strengthen its EV supply chain in North America. This plan was originally announced on April 25, 2024, and was announced to be postponed by approximately two years, due to the current slowdown in EV demand, on May 13, 2025.

- End -